SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2005

CIBA SPECIALTY CHEMICALS HOLDING INC.

(Exact name of Registrant as specified in its charter)

Klybeckstrasse 141
4002 Basel
Switzerland

(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐

     (Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b))

CIBA SPECIALTY CHEMICALS HOLDING INC.

On February 1, 2005, Ciba Specialty Chemicals Holding Inc., a stock corporation organized under the laws of Switzerland, issued a news release addressing its financial results of 2004. A copy of the Annual Report 2004 and News Release are hereby furnished pursuant to Rule 13a-16 of the Securities Exchange Act of 1934 and attached hereto as Exhibit 99.1 and 99.2, respectively and incorporated by reference herein.

EXHIBIT LIST

Exhibit	Description
99.1	Annual Report 2004
99.2	News Release dated February 1, 2005 of Ciba Specialty Chemicals Holding Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ciba Specialty Chemicals Holding Inc.
(Registrant)
By	/s/ Oliver Strub
Oliver Strub
Senior Corporate Counsel

/s/ Max Dettwiler
Max Dettwiler
Head Taxes, Insurance & Corporate Law

Date February 1, 2005

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